Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-180688

PROSPECTUS SUPPLEMENT NO. 2

Subscription Rights to Purchase up to 23,076,923 Shares

of Common Stock at $0.65 per Full Share

This prospectus supplement no. 2 amends the prospectus, dated June 1, 2012, and prospectus supplement no. 1 dated June 4, 2012, of Cosí, Inc. relating to our distribution, at no charge, to holders of our common stock non-transferable subscription rights to purchase up to 23,076,923 shares of our common stock. This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K, dated June 21, 2012, filed with the Securities and Exchange Commission on June 21, 2012, which is set forth below. This prospectus supplement no. 2 should be read in conjunction with the prospectus dated June 1, 2012 and prospectus supplement no. 1 dated June 4, 2012, which are to be delivered with this prospectus supplement.

You will receive one subscription right for each share of common stock owned at 5:00 p.m., New York City time, on May 24, 2012. Each subscription right will entitle you to purchase 0.4357 shares of our common stock at a subscription price of $0.65 per full share, which we refer to as the basic subscription privilege. The per share price was determined by our board of directors after a review of recent historical trading prices of our common stock and the closing sales price of our common stock on May 3, 2012, the last trading day prior to the announcement of the subscription price. The closing price of our common stock on May 3, 2012 was $0.94. If you fully exercise your basic subscription privilege and other stockholders do not fully exercise their basic subscription privileges, you may also exercise an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of shares among persons exercising this over-subscription right. If all the rights were exercised, the total purchase price of the shares offered in this rights offering would be $15 million.

In no event may a stockholder exercise subscription and over-subscription privileges to the extent that such exercise would result in the stockholder owning more than 19.9% of our issued and outstanding common stock after giving effect to such stockholder’s purchase under the basic subscription privilege and the oversubscription privilege.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on June 30, 2012, unless we extend the rights offering period. We have the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 30 days, although we do not presently intend to do so. You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering. All exercises of subscription rights are irrevocable, even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced.

All of our executive officers and outside directors have agreed to purchase shares that are subject to their basic subscription privilege, at the same subscription price offered to stockholders, for an aggregate commitment of $933,930 (which represents, for our Executive Chair, CEO & President, one other executive officer, and each of our outside directors, the full amount of shares subject to his or her basic subscription rights). In addition, our Executive Chair, CEO & President, one other executive officer, and two of our outside directors have agreed to purchase, at the same subscription price offered to stockholders, shares that would otherwise be available for purchase by them pursuant to the exercise of their over-subscription privileges in an aggregate amount equal to $713,380. The total amount of commitments by these directors and executive officers is $1,647,310. The participation by the officers and directors will be accomplished through a private placement evidenced by purchase agreements with such parties. Please see “The Rights Offering - Purchase Agreements with Directors and Executive Officers” in the accompanying prospectus.

Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on the NASDAQ Global Market or any stock exchange or market or on the OTC Bulletin Board. Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

The shares of common stock are being offered directly by us without the services of an underwriter or selling agent.

Shares of our common stock are traded on the NASDAQ Global Market (“Nasdaq”) under the symbol “COSI.” On June 21, 2012, the closing sales price for our common stock was $0.71 per share. The shares of common stock issued in the rights offering will also be listed on Nasdaq under the same symbol.

The exercise of your subscription rights for shares of our common stock involves risks. See “Risk Factors” beginning on page 14 of the accompanying prospectus as well as the risk factors and other information in any documents we incorporate by reference into the accompanying prospectus to read about important factors you should consider before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is June 22, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  June 15, 2012

Cosi, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	000-50052	06-1393745
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1751 Lake Cook Road, Suite 600; Deerfield, Illinois		60015
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (847) 597-8800

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On June 15, 2012, Cosi, Inc. (the “Company”) received notice from the Listing Qualifications Department of the Nasdaq Stock Market indicating that, for the last 30 consecutive business days, the market value of the Company’s listed securities (“MVLS”) had closed below the minimum $50,000,000 required for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(2)(A). The notification letter states that the Company will be afforded 180 calendar days, or until December 12, 2012, to regain compliance with the minimum bid price requirement.  In order to regain compliance, the Company must maintain a minimum MVLS of at least $50,000,000 for a minimum of ten consecutive business days.  The Company intends to actively monitor its MVLS between now and December 12, 2012, and will consider all available options to resolve the deficiency and regain compliance with the Nasdaq minimum MVLS requirement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COSI, INC.

Date: June 21, 2012

/s/ William E. Koziel
Name: William E. Koziel
Title: Chief Financial Officer